UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

P. Rupert Russell, Esq.

Ellyn Roberts, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ole Peter Lorentzen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,199,227
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,199,227

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,199,227

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ludvig Lorentzen AS

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,408,893
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,408,893

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,893

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP 29270J100

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 par value (the "Stock"), of Energy Recovery, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1717 Doolittle Drive, San Leandro, California 94577.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ole Peter Lorentzen
Ludvig Lorentzen AS (collectively, the "Filers").

(b)	The business address of the Filers is Postboks A, Bygdøy, 0211, Oslo, Norway.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Ludvig Lorentzen is a privately owned investment company. Mr. Lorentzen is its controlling owner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ludvig Lorentzen AS is organized in Norway and Mr. Lorentzen is a citizen of Norway.

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CUSIP 29270J100

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ole Peter Lorentzen	BK, PF	$ 1,741,211
Ludvig Lorentzen AS	BK, WC	$14,261,087

See also Item 6, which is incorporated herein.

Item 4. Purpose of Transaction

Ludvig Lorentzen AS has a concentrated investment strategy and typically invests in only a few companies, in which it typically hold positions for 7-15 years. It usually seeks a seat on the board of directors of the companies in which it invests to use its influence to enhance the success of such companies. Ludvig Lorentzen AS and in particular, its CEO, Nils A. Foldal, has lengthy experience in working with management and the boards of directors of its portfolio companies to achieve successful results for those companies and all of their shareholders.

The Filers acquired the Stock for investment purposes but now have determined to seek a seat on the Issuer’s Board of Directors for a representative of Ludvig Lorentzen AS. They also intend to acquire more shares of the Stock. In pursuing their investment purposes, the Filers may also from time to time hold, vote, trade, dispose of the Stock and may formulate other plans and take other actions with respect to the Stock.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Ludvig Lorentzen AS	Purchase	2/18/2014	100,000	$4.1742

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Ole Peter Lorentzen is the controlling owner of Ludvig Lorentzen AS. The Stock reported as being beneficially owned by Mr. Lorentzen includes Stock held by Ludvig Lorentzen AS and other accounts controlled by Mr. Lorentzen.

Ludvig Lorentzen AS borrowed some of the funds used to purchase the Stock using an equity margin loan and derivatives facility that it has with Skandinaviska Enskilda Banken (“SEB”) that permits it to purchase securities generally that include but are not specific to the Stock, in an amount of up to NOK 150,000,000, which as of the date of this filing is equivalent to approximately U.S. $25,000,000. The credit facility is secured by various securities Ludvig Lorentzen AS purchases with the facility from time to time, among which is currently the Stock. Additional information about the credit facility is attached as Exhibit B. If Ludvig Lorentzen AS defaults on the credit facility, SEB could effectively foreclose and sell the Stock and other securities securing the credit facility.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT B Confirmation of Equity Margin Loan and Derivatives Facility

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014

s/s Ole Peter Lorentzen

Ludvig Lorentzen AS

By: /s/ Nils A. Foldal

Chief Executive Officer

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CUSIP 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ole Peter Lorentzen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 16, 2013

Ludvig Lorentzen AS

By: Nils A. Foldal

Chief Executive Office

Ole Peter Lorentzen

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CUSIP 29270J100

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EXHIBIT B

Oslo. April 1, 2014

Ludvig Lorentzen AS P.O.Box A, Bygdoey NORWAY

Confirmation of Equity Margin Loan and Derivatives Facility

We hereby confirm that Ludvig Lorentzen AS has an Equity Margin Loan and Derivatives Facility (the "Facility") in place with Skandinaviska Enskilda Banken AB (publ), Oslo Branch ("SEB"). The Facility in its current form was entered into and signed by both parties on February 28, 2013. The Facility is documented in Norwegian and regulated by Norwegian law.

Under the Facility, Ludvig Lorentzen AS can enter into equity derivative transactions and multi currency cash overdraft positions for an aggregate exposure ("the Limit") of currently up to NOK 150 million. The Limit is on an until further notice basis and subject to an annual review. A securities account in the name of Ludvig Lorentzen AS and a securities deposit and cash account with SEB (together "the Accounts") have been pledged to SEB as financial security for the Facility. Ludvig Lorentzen AS is the beneficial owner of, and in possession of all rights connected to, the financial instruments held on the Accounts.

The Facility is subject to daily margining. The collateral value of the positions held on the Accounts must at any time at least be equal to the outstanding aggregate exposure under the Facility including accrued interest. The collateral value is calculated as the market value of each position net of a haircut. The haircut is dynamic and based on the size, the liquidity and the volatility of each underlying security. The haircut on shares held by Ludvig Lorentzen AS in Opera Software ASA is currently fixed at 30 per cent. All other securities are assigned dynamic haircuts on a daily basis.

The Facility is subject to monthly interest periods. Ludvig Lorentzen AS receives interest on cash deposits at the rate of the SEB base rate for each respective currency minus currently 0.10% and pays interest on cash overdrafts at the rate of the relevant SEB base rate plus currently 2.50%.

For and behalf of

Skandinaviska Enskilda Banken AB (pubI),Oslo Branch

Signature

/s/ Erling Amudsen

1(1)

Postal address: P.O.Box 1843 Vika,0123 Oslo

S witchboard: +47 22 82 70 00

IMAGE OMITTEDSkandinaviska Enskilda Bonken AB (pub/), Oslo Branch, Registered office: Fi/ipstad brygge J,0252 Oslo. Regis tered number:971049944 MVA. Skandinaviska Enskifda Bonken AB (pubQ.

Stockholm 502032·9081 (Swedish Companies Registration Office) www.seb.no